UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                                  (AS AMENDED)

                           NOTIFICATION OF LATE FILING

(CHECK ONE): [ ]Form 10-KSB [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR

                                For Period Ended:
                               September 25, 1999
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                       / / Transition Report on Form 10-K
                       / / Transition Report on Form 20-F
                       / / Transition Report on Form 11-K
                       / / Transition Report on Form 10-Q
                       / / Transition Report on Form N-SAR
                        For the Transition Period Ended:

                -------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        PART I -- REGISTRANT INFORMATION


                            Hampton Industries, Inc.
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                            (Full Name of Registrant)


                  Hampton Short Company Co. Inc., Samson's Inc.
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                          (Former Names if Applicable)


                       2000 Greenville Hwy., P.O. Box 614
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           (Address of Principal Executive Office (Street and Number))


                       Kinston, North Carolina 28502-0614
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                           (City, State and Zip Code)

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                       PART II -- RULES 12b-25(b) AND (c)



     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject quarterly report will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                              PART III -- NARRATIVE


State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant has not yet obtained all information required to complete its financial statements. The Registrant is therefore unable to file the current Form 10-Q in a timely fashion, but anticipates filing within five calendar days.

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

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Frank E. Simms                         252               527-8011
       ------------------------             --------       ------------------
       (Name)                              (Area Code)     (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant expects to report net sales of $50,170,000 for the third quarter ended September 25, 1999 versus $60,454,000 in the comparable period in 1998 primarily as a result of delays in shipments due to Hurricane Floyd and the recent conversion of the registrant's computer system. As a consequence of the delays in sales and of higher operating expenses due to a shift in emphasis of its business to branded products, the Registrant expects to report a net (loss) for the period of $792,000, or ($.14) per diluted share as compared to net earnings of $2,081,000, or $.37 per diluted share, in the prior year's comparable quarter.



                            Hampton Industries, Inc.
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                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 10, 1999           By: /s/ Frank E. Simms
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                                       Frank E. Simms, Chief Financial Officer